

Mail Stop 3720

June 12, 2007

Robert J. Skandalaris
Chairman and Chief Executive Officer
Oakmont Acquisition Corp.
33 Bloomfield Hills Parkway
Suite 240
Bloomfield Hills, Michigan 48304

> **Re:** **Oakmont Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed May 29, 2007**
> **File No. 0-51423**

Dear Mr. Skandalaris:

We have reviewed your revised filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

General

1. We note your response to comment one from our letter of May 18, 2007. Given the relationship between the termination of the One Source transaction, the execution of the letter of intent with Brooke Credit (which formed the basis for the transaction which you are presenting to shareholders on this Schedule 14A) and your ability to avoid mandatory liquidation, it appears that your failure to file a Form 8-K disclosing these events is material information that should be included in your proxy materials. Please revise to disclose that the company did not meet the requirements of Form 8-K as well as the ramifications of such noncompliance.

2. Your response to comment six states that Mr. Azar, as Principal Accounting Officer, performs the function of, and is the equivalent of, a principal financial officer. Nevertheless, we are unable to locate any statement to that effect in any of your periodic reports filed since March 31, 2006 and following Mr. Flynn's resignation.

In this regard, please refer to the answer to question 14 in "Division of Corporation Finance: Sarbanes-Oxley Act of 2002 - Frequently Asked Questions (revised November 14, 2002)" available at http://www.sec.gov/divisions/corpfin/faqs/soxact2002.htm, which states that "[t]he person performing the function of CEO [or CFO] at the time of the filing should provide the certification. If it is not the person with the title of CEO [or CFO], the company should disclose in the filing that the other individual is performing that function." Please advise or file full amendments for all filings that do not contain such disclosure.

The Merger Proposal, page 27

The Merger, page 27

3.   Disclose the identity of the current Brooke Credit stockholders and warrantholders.

Oakmont's Board of Directors' Reasons for the Approval of the Merger, page 30

4.   As requested in prior comment 17, please discuss why the board declined to perform a valuation analysis with respect to Brooke Credit. Also address why the board believed that an analysis of Brooke Credit's historical and projected financial information "in light of [the directors'] respective experience in using similar financial information to value companies" was sufficient to determine that the amount of the consideration was fair and reasonable.

5.   We have considered your response to our prior comment 19 and continue to believe that further revisions are necessary. It remains unclear how the board determined that the amount of the consideration was fair and reasonable and the merger was in the best interests of Oakmont stockholders by evaluating Brooke Credit's historical and projected financial information "in light of their own respective experience in using similar financial information to value companies." Describe in detail what the board specifically considered regarding Brooke Credit's historical and projected sales, earnings, cash flow and book value and how this financial information related to the conclusion that the amount of the consideration was fair and reasonable. Also clarify how the directors utilized "their own respective experience" in this regard. For example, did they compare the proposed merger to precedent transactions? If so, name the transactions and the bases on which they were deemed comparable.

Similarly, we continue to have concerns with respect to the disclosure under "Satisfaction of the 80% Test" and reissue prior comment 22. Clearly indicate what the board specifically considered regarding Brooke Credit's historical and projected financial information and how it utilized this information along with the directors' experience to evaluate Brooke Credit's fair market value.

6.   Your revisions in response to prior comments 3 and 20 do not provide any insight into what the board considered regarding Brooke Credit's potential additional leverage in the negotiation of the terms of the merger as a result of the company's impending deadline to enter into a letter of intent and complete an acquisition as well as Morgan Joseph's interests in the merger. Please explain in reasonable detail the consideration the board gave to these potentially negative factors and how it determined that the proposed merger was in the best interests of Oakmont's stockholders in spite of these factors.

Satisfaction of the 80% Test, page 32

7.   Please revise the second paragraph to clarify the board's reliance upon Brooke Credit's stockholders' equity as a basis for measuring its fair market value, as indicated in your response to prior comment 21.

Comparison of the Oakmont Charter and Bylaws with the Restated Charter and Bylaws, page 35

8.   Please advise us why you do not reflect the elimination of the Oakmont shareholders' ability to act by written consent as a separate proposal for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

Oakmont Common Stock Purchases, page 44

9.   We note your revisions regarding Mr. Skandalaris' recent purchase of 500,000 shares of Oakmont common stock and Mr. Lowry's intent to purchase Oakmont common stock. Disclose under "Questions and Answers about the Proposals" on page 2 that Messrs. Skandalaris and Lowry intend to vote the shares that they recently purchased, which constitute __% of the shares of outstanding common stock, in favor of all of the proposals.

Brooke Credit's Management's Discussion and Analysis, page 57

10.   Please revise your MD&A to address what changes you expect as a result of becoming a public company. See prior comment 31, which refers to comment 51 of our letter dated April 12, 2007. For example, we cannot locate a discussion of the "significant expenditures" associated with compliance with the Sarbanes-Oxley Act and other aspects if being a public company other than the vague reference to these costs under "Other Operating Expenses" on page 63. Since there is a possibility that Brooke Credit's parent company will not pay these costs, revise to give a reader an understanding of the nature and extent of these possible expenditures.

Gain on Sales of Notes Receivable, page 60

11.   We note your response to prior comment 33. Please expand to disclose how you calculate the net proceeds from the securitization transaction and the carrying amount of the loans sold and how these are factored in your gain calculation.

12.   Please provide the disclosures required under paragraph 17(h)(4) of SFAS 140 or tell why the disclosures are not required.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, pages 97, 98, 100 and 101

13.   Please delete the pro forma pro forma balance sheets for the year ended December 31, 2006. Also, delete this information in all applicable sections.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, pages 99 and 102

14.   We note your response to prior comment 37. Please include an adjustment to the pro forma income statement to reflect the $500,000 increase in the servicing fee payable to Brooke Corporation as disclosed on page 43. It appears to us that this adjustment meets the requirements of Rule 11-01(b)(6) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheets and Statements of Operations, page 103

15.   Please refer to footnote (f). Revise to clarify that 15.1 million shares will be issued to Brook Credit. Also, disclose that the remaining shares of 1.2 million (to arrive at the total of 16.3 million shares) will be issued to the shareholders of Brook Credit and disclose why these shares will be issued.

1(a). Organization, page FS-7

16.   We note your response to prior comments 39 and 40. It appears from your response that Brooke Credit did not account for the transfer of financial assets to Brooke Credit Funding, LLC and Brooke Warehouse Funding, LLC as a sale. Please revise the disclosures to delete your reference to "true sale" and disclose that the transfers were accounted for as a secured borrowing. Also, revise the disclosures on page FS-35 accordingly and clarify the accounting for Brooke Acceptance Company 2007-1, LLC including the transferred financial assets. We note that the disclosures no longer indicate that Brooke Warehouse Funding, LLC is consolidated. We also note your disclosures on page FS-43.

17.   We note your response to prior comment 41 and have the following comments.

•   We note that Brooke Credit has a repurchase obligation when there was a "breach of warranty with respect to the loans as of the transaction closing date." Please tell us what constitutes a breach of warranty and how you considered this warranty in concluding that Brooke Credit does not maintain effective control over the transferred assets under paragraph 9(c) of SFAS 140.

- We note that Brooke Credit holds a subordinated note. Please confirm to us Brooke Credit continues to meet the criteria under paragraph 36 of SFAS 140.

(1)(h) Securities, page FS-9

18.   We note your disclosures in the third paragraph under "(h) Securities" on page FS-37. Please provide the applicable disclosures here or tell us why the disclosures are not necessary.

1(n). Revenue Recognition, page FS-11

19.   We note your response to prior comment 44. Please expand to disclose that the excess loan origination fees over the loan origination expenses will be recognized as interest income over the life of the loan as an adjustment of the interest yield.

20.   Please provide the disclosures required under paragraph 13(a)(4) of SOP 01-6 or tell us why the disclosures are not required.

21.   In light of the increased prepayment rates, please tell us your consideration of paragraph 19 of SFAS 91.

2. Notes and Interest Receivable, Net, page FS-13

22.   We note your response to prior comment 45. We understand that despite the fact that the prepayment rates over the last two years exceeded 15% (and edged up to 16.2% for the twelve months ending March 31, 2007 as disclosed on page FS-44), you still maintain that your original estimated prepayment rate of 8%-10% will be the average prepayment rate during the life of an originated loan portfolio. Please address the following comments.

- Tell us and disclose the original terms of the loans.

- Tell us your consideration of market participants' estimates in determining the current fair value of residual interests, including prepayment and discount rates. Refer to paragraphs 69-70 of SFAS 140.

- Considering that you believe that over the life of the securitizations the prepayment rate assumption used is appropriate but that the interest-only strip receivables have varying dates of maturities ranging from the third quarter of 2011 to the first quarter of 2027, tell us what you refer to as the "life of the securitizations" and how you derived the related prepayment rate over that life.

- Tell us the factors you considered in concluding that the 2005 *unrealized* loss, net of taxes of $371,000 was temporary.

- Tell us how you calculated and determined the amount recognized as other- than-temporary impairment loss of $329,000 in 2006. Include in your response the factors that were entered into the calculation and whether the resultant amounts were derived on an aggregate or separate pool basis. Also, tell us in more detail why you were not required to "true up" your prepayment rate. In addition, tell us how you considered ETIF 99-20 in connection with impaired retained interest.

23. Tell us how you derived 11% and your conclusion as to whether it is reflective of a market participant discount rate, commencing with the fourth quarter of 2005 through the current period. Considering that that your loan portfolio consists primarily of adjustable rate accounts, tell us your basis for using a constant discount rate to apply to cash flows in order to determine the fair value of the retained interests.

24. The sum total of true loan sales that you disclosed falls short of $321,452,000. Please disclose all loan sale transactions included in the $ 321,452,000 total as of December 31, 2006.

25. We note your response and reissue prior comment 47. Please refer to paragraph 349A of SFAS 140 which illustrates a tabular presentation of disclosures prescribed in paragraphs 17(f) and (g) as applicable. For the investors' ease of reference, please revise your disclosure as previously requested. Otherwise, tell us specifically where each required disclosure is presented in your narrative disclosures in Note 2.

*****

Please respond to these comments by filing a revised preliminary proxy statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should file electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

You may contact Kathryn Jacobson at (202) 551-3365 or Dean Suehiro at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko at (202) 551-3399 or me, at (202) 551-3810, with any other questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Thomas E. Hartman, Esq.
        Foley & Lardner
        Via Facsimile: (313) 234-2800